Exhibit 17.1

August 22, 2008

ValueVision Media, Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344

Attn: Nathan Fagre

To the Board of Directors of ValueVision Media, Inc:

This will serve as my resignation from the Board of Directors of ValueVision Media, Inc./ShopNBC. It is with very mixed emotions that I do this after spending approximately 16 years as a board member, as a non-executive chairman, and as a major investor in this company.

As you know, I have been an outspoken director and over the years have not always agreed with the strategic direction of the company. Sometimes I have strongly disagreed. Most recently, while I concurred with the need for management changes at the company, I very much disagreed with the direction the Board has taken in selecting the new leadership for the company.

I respect the right of each director to weigh the choices before the Board individually and independently, as I always have. But I now believe that my viewpoints are not being given appropriate weight or are in the minority, and that I cannot continue to be a constructive member of the board.

I have made many good friends and cherished my involvement in ValueVision, but I believe it’s time that I step aside and honor my business judgment and maintain my reputation as a board member service the public shareholders of the companies I am involved in.

Sincerely,

/s/ Marshall Geller